Worldwide Webb Acquisition Corp.

770 E Technology Way

Orem, Utah 84097

September 13, 2023

VIA EDGAR

Attention:    Abe Friedman

Doug Jones

Nicholas Nalbantian

Lilyanna Peyser

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Re:	Worldwide Webb Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-4

Filed August 9, 2023

File No. 333-271894

Ladies and Gentlemen:

This letter sets forth the response of Worldwide Webb Acquisition Corp. (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated September 1, 2023, with respect to the above referenced Amendment No. 1 to Registration Statement on Form S-4. Concurrently with the submission of this letter, the Company is filing Amendment No. 2 to the Registration Statement on Form S-4 (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Registration Statement.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Amendment No. 1 to Registration Statement on Form S-4 Filed August 9, 2023

Proxy Statement/Prospectus Cover Page, page ii

1.

Staff’s comment: We note your response to comment 2 that the Class V Shareholder is owned by a business associate of the Sole Shareholder and that the Sole Shareholder does not have ownership in or control over the Class V Shareholder. We further note that the number of votes attributed to the Class V share is impacted by exchanges of AARK ordinary shares held by the Sole Shareholder. Please explain and disclose the reason for this interaction, the purpose and reasoning for this relationship between the Class V Shareholder and the Sole Shareholder, and the purpose and reasoning for this equity structure.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that as a result of the transaction structure, the Sole Shareholder has no voting interests in ATI prior to exercising its exchange right pursuant to the AARK Exchange Agreement, despite having the largest economic interest in ATI. See the table on page 16 of the Revised Registration Statement titled “Economic and Voting Interests in ATI (Pre-Exchange).” As described in our previous response and in the Revised Registration Statement, the Class V Shareholder is owned by a business associate of the Sole Shareholder. Although the Class V Shareholder is not required by contract or otherwise to vote in a manner that is beneficial to the Sole Shareholder and may vote the Class V ordinary share in its sole discretion, given the business relationship between the Class V Shareholder and the Sole Shareholder, the Sole Shareholder believes that the Class V Shareholder could protect the interests of the Sole Shareholder from extraordinary events, such as a hostile takeover or board contest, prior to the exchange of AARK ordinary shares by the Sole Shareholder. The Class V Shareholder’s voting right will be proportionately reduced in connection with the exchange of AARK ordinary shares by the Sole Shareholder because post-exchange, the Sole Shareholder will hold voting shares at ATI and can therefore protect its own interest in case of a hostile takeover or board contest. As previously disclosed, the Class V Shareholder does not derive any economic benefit from holding the Class V ordinary share and will not receive any compensation in connection with its ownership of the Class V ordinary share. The Sole Shareholder also will not derive any economic benefit or compensation from the Class V Shareholder due to this arrangement.

The Company has revised the disclosure on pages 13 and 153 of the Revised Registration Statement accordingly.

Questions and Answers for Shareholders of WWAC

What will the corporate structure of ATI be following the Business Combination, page 10

2.

Staff’s comment: You state ATI controls AARK after the amalgamation. Please explain to us in detail how ATI controls AARK, particularly in view of that ATI controls 39.89% of AARK and the AARK Sole Shareholder owns 60.11% of AARK. Tell us the consideration exchanged between the parties in the amalgamation that evidences the combination and how this control occurs. In particular, explain to us how ATI’s equity in Amalgamation Sub converts into AARK ordinary shares and the party or parties that hold(s) these AARK shares. Further, explain to us how the respective ATI and Sole Shareholders ownership interests in AARK are determined. In connection with the preceding, explain to us how the combined company will own these converted AARK ordinary shares as disclosed at the top of page 94.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that ATI controls AARK immediately post transaction through control of the Board of Directors. Pursuant to paragraphs 55 and 56 of the Constitution of AARK (see Annex F of the Revised Registration Statement), the AARK board will have the authority to make all significant decisions related to the day-to-day operations of AARK. Pursuant to paragraph 47 of the Constitution of AARK, as long as the Class V Share remains outstanding, the board of AARK will be comprised of three directors. Pursuant to paragraph 49 of the Constitution of AARK, ATI will have the right to nominate two of the three directors, and such two directors will be selected only from the four independent directors of ATI (the “ATI director nominees”). Pursuant to Article 21.15 of the Proposed Memorandum and Articles of Association, the Sole Shareholder will abstain from voting on the appointment of either of the two ATI director nominees.

At the effective time of the amalgamation, existing shares of AARK currently held by the Sole Shareholder will remain issued and outstanding, and additional shares of AARK will be issued to ATI, for consideration as described below. ATI’s and the Sole Shareholder’s ownership interests in AARK are determined based on the pre-transaction equity value of Aeries, which is $349 million, and the number of shares converted is dependent on the available cash of WWAC after redemptions and net of all WWAC liabilities, including unpaid transaction expenses. WWAC currently owns all of the shares of Amalgamation Sub, and these shares will be converted into AARK ordinary shares upon amalgamation, and will continue to be held by ATI.

The Company has revised the disclosure on the cover page and pages iii, viii, 7, 10, 33 and 95 of the Revised Registration Statement accordingly.

3.

Staff’s comment: Currently you show two diagrams, both post-business combination, with the distinction between them being before and after the Sole Shareholder and the Aeries holders’ exchanges. Please add an additional diagram to show the structure before the business combination in order to illustrate the formation of ATI from WWAC. Similarly to how you have done so with the current diagrams, please provide explanatory footnotes to depict any consideration exchanged or received by each party in the combination and depict the ownership interests before and after the business combination.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 10 and 154 of the Revised Registration Statement accordingly.

Company Overview, page 30

4.

Staff’s comment: We note your revisions in response to comment 8. Please note the most directly comparable GAAP measure to your non-GAAP measures “EBITDA” and “adjusted EBITDA is net “net income.” Refer to Question 103.02 in our “Non-GAAP Financial Measures” Compliance and Disclosure Interpretations. Additionally, your comparable GAAP measures should precede mention of your non-GAAP measures. Further, you state Aeries has been EBITDA positive since 2013. State the comparative GAAP measure over this period of time. Revise disclosures here and elsewhere as appropriate (e.g., pages 193 and 206).

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 31, 197, 198 and 210 of the Revised Registration Statement accordingly.

Exchange Agreements, page 41

5.

Staff’s comment: It appears the first bullet represents WWAC’s call option and the second bullet represents the put option of AARK and Aeries shareholders. If true, please clarify this here and elsewhere similarly discussed. Otherwise, it is not clear between the two bullets which party may elect the Cash Exchange Payment that would need clarification.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 43, 100, 124 and 154 of the Revised Registration Statement accordingly.

Interests of WWAC’s Directors and Executive Officers in the Business Combination, page 45

6.

Staff’s comment: We note that in this amendment, you have removed the sub-section titled “Sources and Uses of Funds for the Business Combination.” Please restore this disclosure, or explain why it was removed.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 49 and 50 of the Revised Registration Statement to restore the sub-section titled “Sources and Uses of Funds for the Business Combination.”

Summary Unaudited Pro Forma Condensed Combined Statement of Operations Information for the Year Ended March 31, 2023, page 54

7.

Staff’s comment: The amounts presented here appear to reflect the unaudited pro forma results for the three months ended March 31, 2023, as presented in the unaudited pro forma condensed combined financial information. Please revise as appropriate.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 56 of the Revised Registration Statement to reflect the unaudited pro forma results for the six months ended June 30, 2023.

Your unexpired warrants may be redeemed prior to their exercise at a time that is disadvantageous to you, thereby significantly..., page 79

8.

Staff’s comment: We note your response to comment 13 and reissue in part. Please explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption. If there is no process in place to notify all shareholders, please disclose as much.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 82 of the Revised Registration Statement accordingly.

Description of the Business Combination, page 148

9.	Staff’s comment: Please explain to us and disclose how the percentage of economic interests in AARK for each redemption scenario in the first paragraph hereunder was determined.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the percentage of economic interests in AARK was determined on a pre-transaction equity value of Aeries of $349 million, AARK’s ownership of 85.31% of the issued and outstanding Aeries Shares, and the other Aeries Holders’ 14.69% ownership of the issued and outstanding Aeries Shares and the number of shares of Amalgamation Sub that will automatically convert into AARK ordinary shares. Pursuant to the Amalgamation, all AARK ordinary shares that are issued and outstanding prior to the the Effective Time will remain issued and outstanding following the Effective Time and continue to be held by the Sole Shareholder, and all of the shares of Amalgamation Sub that are issued and outstanding as of the Effective Time will be automatically converted into a number of AARK ordinary shares dependent upon available cash of WWAC after redemptions and net of all WWAC liabilities, including WWAC unpaid transaction expenses. The Combined Company will own these converted AARK ordinary shares directly, and the number of AARK ordinary shares to be issued in connection with the Amalgamation will be based on an assumed price of $10.10 per share. Based on this arrangement, (i) assuming Minimum Redemptions, WWAC will acquire 34% of the economic interests in AARK while the Sole Shareholder and Aeries Holders will collectively retain 66% of the economic interests in AARK; (ii) assuming Medium Redemptions, WWAC will acquire 33% of the economic interests in AARK while the Sole Shareholder and Aeries Holders will collectively retain 67% of the economic interests in AARK; and (iii) assuming Maximum Redemptions, WWAC will acquire 33% of the economic interests in AARK while the Sole Shareholder and Aeries Holders will collectively retain 67% of the economic interests in AARK.

The Company has revised the disclosure on page 152 of the Revised Registration Statement accordingly.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 4—Net income per share, page 163

10.

Staff’s comment: Refer to your response to comment 20. Please explain to us your consideration of reflecting the shares associated with the Exchange Agreement in the denominator of the basic and/or diluted earnings per share computation as contingently issuable potential common shares pursuant to ASC 260-10.

Response: The Company acknowledges the Staff’s comment. The Exchange Agreement between ATI, Aeries, and AARK provides that, from and after April 1, 2024, and subject to the satisfaction of the exercise conditions specified therein, the Exchanging Aeries Holders and the Sole Shareholder will have the right to exchange their respective interests in Aeries and AARK for Class A ordinary shares of ATI. ASC 260-10-45-13 provides that shares issuable for little or no cash consideration upon the satisfaction of certain conditions (contingently issuable shares) shall be considered outstanding common shares and included in the computation of basic earnings per share (“EPS”) as of the date that all necessary conditions have been satisfied (in essence, when issuance of the shares is no longer contingent). As the necessary exercise conditions required for issuance of the underlying 34,554,454 Class A ordinary shares associated with the Exchange Agreement will not have been satisfied at the time the Business Combination takes effect, the Company believes the shares should be excluded from basic EPS.

ASC 260-10-45-55 states that contingently issuable potential common shares (other than those covered by a contingent stock agreement, such as contingently issuable convertible securities) shall be included in diluted EPS pursuant to the contingent share provisions in paragraphs 260-10-45-48 through 45-54. The guidance in ASC 260-10-45-48 provides that shares whose issuance is contingent upon the satisfaction of certain conditions shall be considered outstanding and included in the computation of diluted EPS if all necessary conditions have been satisfied by the end of the period (the events have occurred).

In addition, the guidance in ASC 260-10-45-54 provides that if the contingency is based on a condition other than earnings or market price (for example, opening a certain number of retail stores), the contingent shares shall be included in the computation of diluted EPS based on the assumption that the current status of the condition will remain unchanged until the end of the contingency period.

Exhibit C of the Exchange Agreement provides that the exchange of shares between ATI, Aeries, and AARK is subject to approval from Reserve Bank of India and any other regulatory approvals, and the satisfaction of at least two of the six other conditions.

In accordance with ASC 260-10-45-54, if the contingency is based on a condition other than earnings or market price, the contingent shares shall be included in the computation of diluted EPS based on the assumption that the current status of the condition will remain unchanged until the end of the contingency period. As of the reporting date, June 30, 2023, approval from the Reserve Bank of India and other regulatory approvals have not been obtained. As such, the Company believes these shares should be excluded from pro forma diluted EPS for the periods presented. We have revised the table on page 170 of the Revised Registration Statement to include the shares subject to the Exchange Agreement as potentially dilutive.

Solutions We Offer, page 196

11.

Staff’s comment: We note your response to comment 24 and reissue in part. Please revise your new disclosure to define technical terms and industry jargon after the first instance that they are used such as “NLP engine,” “L1, L2 IT Services” and “L3/L4 issues.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 202 of the Revised Registration Statement accordingly.

Innovation Labs, page 198

12.

Staff’s comment: We note additional disclosure in this proxy statement adding details to the bullets labeled “Intelligent ESG,” “Health AI,” Social Behavior AI,” and “Cyber Intelligence.” Please make clear in each of these bullet points, if true, that these are not yet products or services Aeries provides, and are instead areas of research or are aspirational. For example, please make clear whether Aeries is currently using “Health AI” to diagnose user diseases as a service.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 203 of the Revised Registration Statement accordingly.

Aeries’ Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures, page 209

13.

Staff’s comment: Your adjustment for “Other Income (expense), net” is not appropriate in arriving at “EBITDA.” Refer to Question 103.01 of our “Non-GAAP Financial Measures” Compliance and Disclosure Interpretations for guidance. Please revise your computation accordingly. Also revise your disclosures wherever this measure is discussed in your filing.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 213 and 214 of the Revised Registration Statement accordingly.

Beneficial Ownership of Securities, page 235

14.

Staff’s comment: We note your response to comment 31 and reissue in part. Please also revise to clarify which portion of the holdings prior to the Business Combination are comprised of Class A or Class B ordinary shares.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 240 and 241 of the Revised Registration Statement accordingly.

Description of ATI Securities

Certain Differences in Corporate Law, page 251

15.

Staff’s comment: We note your response to comment 32. To the extent WWAC and Aeries have executive officers in other jurisdictions, such as the UAE or Singapore, please further revise this disclosure accordingly.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 261, 262 and 263 of the Revised Registration Statement accordingly.

General

16.

Staff’s comment: We note changes made throughout the proxy statement that have amended the description of the post-combination status of AARK from a subsidiary of ATI and the Sole Shareholder, to “controlled by ATI.” However, your new disclosure also states that at Closing, ATI will own 39.89% of AARK. Please clarify how ATI will “control” AARK if the ownership stake will be 39.89% from the Closing Date until April 1, 2024, when the Exchange Agreements would allow the Sole Shareholder to have the right to exchange AARK ordinary shares for ATI ordinary shares. In addition, in other portions of the proxy statement you state that AARK will be “partially owned” by ATI, rather than controlled. Please clarify this discrepancy.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 95 and 118 of the Revised Registration Statement accordingly. The Company also respectfully advises the Staff to refer to the response to question 2 for further details regarding the question on control.

17.

Staff’s comment: We note your response to comment 12. Please also quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders other than directors and executive officers assuming maximum redemptions and identify any material resulting risks.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 81 of the Revised Registration Statement accordingly.

*****

We respectfully request the Staff’s assistance in completing the review of the Registration Statement, as amended, as soon as possible. Please contact Debbie P. Yee of Kirkland & Ellis LLP at (713) 836-3600 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

WORLDWIDE WEBB ACQUISITION CORP.

By:	/s/ Daniel S. Webb
Name:	Daniel S. Webb
Title:	Chief Executive Officer, Chief Financial Officer & Director

CC: Debbie P. Yee, Kirkland & Ellis LLP
Lance K. Hancock, Kirkland & Ellis LLP